Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX;
(PGH) - NYSE

PENGROWTH ANNOUNCES ITS SEPTEMBER 2010 EXCHANGEABLE SHARES EXCHANGE RATIO

(Calgary, October 1, 2010) /Marketwire/ - Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”) today announced its increase to the exchangeable share ratio from 1 to 1.00632. Such increase will be effective October 15, 2010 and applies only to Canadian residents who elected to receive Pengrowth exchangeable shares for their Monterey Exploration shares.

The following are the details on the calculation of the exchange ratio:

Record Date of Pengrowth Distribution	Opening Exchange Ratio	Pengrowth Distribution per Unit	10 Day Weighted Average Trading Price of PGF.un(1)	Increase in Exchange Ratio(2)	Effective Date of Increase in Exchange Ratio	Exchange Ratio as of Effective Date
30-Sep-10	1.00000	$0.07	$11.08	0.00632	15-Oct-10	1.00632

(1) 10 day weighted average trading price of PGF.un on the Toronto Stock Exchange as of September 30, 2010

(2) The increase in the exchange ratio is calculated by multiplying the distribution per unit by the opening exchange ratio and dividing by the 10 day weighted average price of PGF.un on the Toronto Stock Exchange.

Increase in Exchange Ratio = (Distribution per Unit *Opening Exchange Ratio)
                                        10 Day Weighted Average Price

A holder of Pengrowth exchangeable shares can exchange their holdings into Pengrowth Energy Trust units at any time by giving notice to their investment advisor or Computershare Investor Services at 1-800-564-6253 or www.computershare.com.

About Pengrowth:

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and is evenly balanced between liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889